Hollysys Automation Announces Its Proprietary High-Speed Rail ATP

Product Certified by European Safety Standard

Beijing, China – October 27, 2009 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that its proprietary high-speed railway on-board control ATP product has been certified to safety integrity level (SIL) 4, according to the CENELEC (European Committee for Electrotechnical Standardization) standards.  This certification, being the first granted to a Chinese local company for the railway ATP product, further extends Hollysys’ leadership position in providing safety-critical technology and products for the railway signaling sector.

Hollysys’ ATP is designed to work together with Hollysys’ Train Control Center (TCC), which is the ground control of the railway signaling system, to provide a well integrated control for the train operation and provide full protection and safety for the high-speed railway traffic. It receives line data, speed limit ahead, operation status, and route instructions collected from the ground control system, and combines with train parameters to produce train operation protection curves to ensure the safe operation of the train. The on-board control ATP also has over-speed protection functions, which outputs the braking signal to guarantee the safe operation of the train when the train is over-speeding or detects a possible collision.

SIL4 certification process involves assessment of every product development phase of related hardware and software components, including the specification and demonstration of reliability, availability, maintainability and safety (RAMS), software for railway control and protection systems, and safety related electronic systems.

Dr. Changli Wang, CEO of Hollysys, commented, “We are very proud that our proprietary high-speed rail ATP product has been certified under the most stringent safety standard in the world. It is a strong validation of Hollysys’ R&D capabilities in developing its proprietary products in its leading end-markets. The SIL4 certification laid a foundation for Hollysys’ proprietary high-speed railway ATP products to enter the global arena, and we expect to further enhance our market position in the domestic marketplace through getting more of our safety products in high-speed railway and subway segments certified to world-class standards. We will continue to leverage on our strong R&D platform and market penetration capabilities to strengthen our leading position in the existing end-markets, and to further explore new exciting end-markets both domestically and internationally.”

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About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

About Safety Integrity Level (SIL)

Safety Integrity Level (SIL) is a measurement of performance required for a Safety Instrumented Function (SIF). Four SILs are defined, with SIL4 being the most stringent and SIL1 being the least. A SIL is determined based on a number of quantitative factors in combination with qualitative factors such as development process and safety life cycle management. The International Electrotechnical Commission (IEC) and European Committee for Electrotechnical standardization (CENELEC) standards define SIL using requirements grouped into two broad categories: hardware safety integrity and systematic safety integrity. A device or system must meet the requirements for both categories to achieve a given SIL.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the certification on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com